Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

Jurisdiction Organization

Energetics Incorporated	Maryland

Akimeka, LLC	Hawaii

Wheeler Fleet Solutions, Co.	Pennsylvania

VSE Aviation, Inc.	Delaware

Air Parts & Supply Co.	Florida

Kansas Aviation of Independence, L.L.C.	Kansas

CT Aerospace LLC	Texas

1st Choice Aerospace, Inc.	Florida

HAECO Special Services, LLC	North Carolina